DNB Financial Corporation 4 Brandywine Avenue Downingtown, PA 19335

Tel 610.269.1040. * Fax 484.359.3176 * www.dnbfirst.com

October 6, 2009

Michael C. Volley
Staff Accountant
United State Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 4720
Washington, DC  20549

RE:	DNB Financial Corporation
Item 4.01 Form 8-K
Filed October 1, 2009
File No. 001-34242

Dear Mr. Volley:

In your letter dated October 5, 2009, you requested the status of the registration of ParenteBeard, LLC with the PCAOB.  With respect to our change in auditors, ParenteBeard, LLC reflects a change in name (not legal entity) for Parente Randolph, LLC, which has maintained a registration with the PCAOB.  The PCAOB has been informed of this change in name and is in the process of updating its website to reflect ParenteBeard, LLC as a registered independent accounting firm.

In addition, DNB Financial Corporation (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please do not hesitate to contact me at 484-359-3138 or at gsopp@dnbfirst.com.

Sincerely,
/S/Gerald F. Sopp

Gerald F. Sopp
Executive Vice President
Chief Financial Officer

cc:	Barry Pelagatti, Parente Randolph, LLC
John Benavage, Parente Randolph, LLC